Exhibit 18.1

The GSI Group, Inc.
Assumption, Illinois

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have read management’s justification for the change in accounting method for the reclassification of certain distribution costs to cost of goods sold from selling, general and administrative expenses as contained in the Company’s Form 10-K for the year ended December 31, 2006. Based on our reading of the data and discussions with Company officials about the business judgment and business planning factors relating to the change, we believe management’s justification to be reasonable. Accordingly, in reliance on management’s determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company’s circumstances to the method previously applied.

/s/ BKD, LLP

St. Louis, Missouri
March 23, 2007

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